EXHIBIT B-4(i)(8)

          THE PRUDENTIAL INSURANCE COMPANY OF AMERICA
                 PRUCO LIFE INSURANCE COMPANY
                 c/o Prudential Capital Group
                One Gateway Center, 11th Floor
                   Newark, New Jersey  07102

                                   October 13, 1998


GOLD KIST INC.
244 Perimeter Center Parkway, N.E.
Atlanta, Georgia  30346
Attention:  Mr. Steven O. West,
           Treasurer

Ladies and Gentlemen:

     Reference is made to each of the following agreements:

           (i) that certain Note Purchase and Private Shelf Agreement (the "Shelf Agreement") dated as of February 11, 1997 between Gold Kist, Inc. (the "Company") and The Prudential Insurance Company of America ("Prudential"), as previously amended;

           (ii) those certain Note Agreements dated as of November 4, 1988, between the Company and Prudential, and the Company and Pruco Life Insurance Company ("Pruco"), as previously amended; and

           (iii) that certain Note Agreement dated as of June 3, 1991 (the "1991 Agreement"), between the Company and Prudential, as previously amended. All of the foregoing agreements being hereinafter referred to collectively as the "Note Agreements". Pursuant to paragraph 11C of each of the Note Agreements:

A. The Company, Prudential and Pruco hereby agree that paragraph 1 of the 1991 Agreement and paragraph 1A of the Shelf Agreement, shall be amended by changing the reference to "July 31, 1998" to "July 1, 1998" in the last sentence of paragraph 1 of the 1991 Agreement and paragraph 1A of the Shelf Agreement.

B. The Company has requested that Purchasers waive the prohibition contained in Paragraph 6D of the Note Agreements, in order to permit the Company to provide a $100 million irrevocable letter of credit (the "Letter of Credit") to Southern States Cooperative ("SSC"), as collateral for its obligation to purchase $100 million shares of SSC preferred stock ("Preferred Stock") upon the terms described in Annex 1 hereto. The Purchasers hereby waive the provisions of paragraph 6D of the Note Agreements so as to permit the Company to (i) provide the Letter of Credit to SSC and (ii) if required, purchase the Preferred Stock, all substantially upon the terms described in Annex 1.

C. The amendments set forth in paragraph A shall be effective as of July 1, 1998, and all other amendments set forth herein shall become effective as of the date hereof upon the full execution and delivery to the Purchasers of this letter by the Company.

D. This amendment shall not be deemed to amend, modify or waive any other provision of the Note Agreements and shall not serve as an amendment, modification or waiver of any other terms and conditions of the Note Agreements. All of the terms and conditions of the Note Agreements shall remain in full force and effect, except as and to the extent amended above.

     If the foregoing accurately sets forth our understanding, please sign each copy of this letter enclosed and return one to Prudential, whereupon this letter shall be a binding agreement between Prudential, Pruco and the Company, with respect to the 1988 Agreements and Prudential and the Company, with respect to all of the other Note Agreements.

                                   Very truly yours,


                                   THE PRUDENTIAL INSURANCE
                                   COMPANY OF AMERICA


                                   By: /s/ Robert R. Derrick
                                   Name: Robert R. Derrick
                                   Title:  Vice President


                                   PRUCO LIFE INSURANCE
                                   COMPANY


                                   By:/s/ Robert R. Derrick
                                   Name: Robert R. Derrick
                                   Title:  Vice President

Agreed and accepted
this 13 day of October, 1998

GOLD KIST, INC

By:/s/ Stephen O. West
Name:  Stephen O. West
Title:  Treasurer

                            ANNEX I


To partially finance the $230 million acquisition of Gold Kist Inc.'s ("Gold Kist") Agri-services business by Southern States Cooperative ("SSC"), Gold Kist has accepted an obligation to purchase $100 million in Southern States preferred stock through a put option which allows Southern State to put up to $100 million of preferred stock to Gold Kist if Southern States fails to place the preferred stock in the market within six months. To collateralize Gold Kist's obligation under the put, Gold Kist will provide Southern States with a $100 million direct pay, irrevocable, letter of credit issued by Rabobank for an initial period of six months. The letter of credit may be renewed at Southern States option for an additional six months. If Southern States issues the preferred securities to another party in whole or in part before exercising the put option, the letter of credit will expire immediately. Southern States will finance the entire purchase price of the transaction with a bridge financing until the preferred securities are sold in the market or put to Gold Kist.

The preferred stock issue is comprised of two security classes: 1) $40 million perpetual redeemable cumulative preferred stock with a 10 year bullet maturity and a 7.50% initial dividend rate that increase to 8.00% after nine months, and increases to 8.25% after twelve months from the closing date; and 2) $60 million in trust preferred certificates with a 30 year bullet maturity and an initial dividend rate of 8.00% which increases to 8.50% after nine months and 8.75% after twelve months from the closing date. Both of these preferred securities have a fifteen month transferability block. S&P and Moody's have reviewed Southern States for the foregoing transaction and have rated the company's senior debt BBB- and Ba1, and the preferred stock issue BB+ and Ba3, respectively.


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